Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Year Ended December 31,
	2011	2010		2009	2008		2007
	(dollars in thousands)
Operating income (loss)	$235,499	$243,650		$(182,234)	$25,140		$418,295
Add—Fixed charges	110,919	117,119		127,398	160,154		155,374

Operating income (loss) before fixed charges	$346,418	$360,769		$(54,836)	$185,294		$573,669

Fixed Charges:
Interest (b)	$90,126	$97,709		$107,890	$139,899		$137,110
Other (c)	20,793	19,410		19,508	20,255		18,264

Total fixed charges	$110,919	$117,119		$127,398	$160,154		$155,374

Ratio of earnings to fixed charges	3.12	3.08	(d)	– (e)	1.16	(f)	3.69

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges				$182,234

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the years presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108, (ii) a charge of $24,860 relating to the amendment of Lazard’s retirement policy with respect to RSU awards and (iii) benefits pursuant to the tax receivable agreement of $8,834 relating to the aforementioned items (see Notes 16, 18, and 19 of Notes to Consolidated Financial Statements). Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.96.

(e)	Operating loss for the year ended December 31, 2009 is presented after giving effect to (i) a restructuring charge of $62,550, (ii) the acceleration of amortization expense of $86,514 relating to the vesting of RSUs held by Lazard’s former Chairman and Chief Executive Officer as the result of his death in October 2009 and (iii) the acceleration of amortization expense of $60,512 relating to the accelerated vesting of the unamortized portion of previously awarded deferred cash incentive awards (see Notes 16 and 18 of Notes to Consolidated Financial Statements). Excluding the impact of such items, the ratio of earnings to fixed charges would have been 1.21.

(f)	Operating income for the year ended December 31, 2008 is presented after giving effect to a charge of $199,550 relating to the LAM Merger. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 2.40.